# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Xilio Therapeutics, Inc., CIK 0001840233
CUSIP: 98422T100
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 828 Winter Street, Suite 300, Waltham, Massachusetts (MA), 02451
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001415889-25-016985
Filed by CIK 0001863769

## Reporting persons
- Frazier Life Sciences Public Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 8,141,017; sole dispositive power 0; shared dispositive power 8,141,017; aggregate amount beneficially owned 8,141,017 (9.9% of the class)
  Comment: The reported securities represent shares of Common Stock issuable upon exercise of pre-funded warrants to acquire an equal number of shares of Common Stock. See item 4(a).
  
  Due to field limitations of the EDGAR filing system, the percentage listed in row 11 has been rounded down from 9.99% to 9.9%. Such percentage is calculated based the sum of (i) 51,782,273 shares of the Issuer's Common Stock outstanding as of May 5, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 8, 2025, and (ii) the shares of Common Stock issuable upon exercise of pre-funded warrants to acquire an equal number of shares of Common Stock.
- FHMLSP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 8,141,017; sole dispositive power 0; shared dispositive power 8,141,017; aggregate amount beneficially owned 8,141,017 (9.9% of the class)
  Comment: The reported securities represent shares of Common Stock issuable upon exercise of pre-funded warrants to acquire an equal number of shares of Common Stock. See item 4(a).
  
  Due to field limitations of the EDGAR filing system, the percentage listed in row 11 has been rounded down from 9.99% to 9.9%. Such percentage is calculated based the sum of (i) 51,782,273 shares of the Issuer's Common Stock outstanding as of May 5, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 8, 2025, and (ii) the shares of Common Stock issuable upon exercise of pre-funded warrants to acquire an equal number of shares of Common Stock.
- FHMLSP, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 8,141,017; sole dispositive power 0; shared dispositive power 8,141,017; aggregate amount beneficially owned 8,141,017 (9.9% of the class)
  Comment: The reported securities represent shares of Common Stock issuable upon exercise of pre-funded warrants to acquire an equal number of shares of Common Stock. See item 4(a).
  
  Due to field limitations of the EDGAR filing system, the percentage listed in row 11 has been rounded down from 9.99% to 9.9%. Such percentage is calculated based the sum of (i) 51,782,273 shares of the Issuer's Common Stock outstanding as of May 5, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 8, 2025, and (ii) the shares of Common Stock issuable upon exercise of pre-funded warrants to acquire an equal number of shares of Common Stock.
- Frazier Life Sciences Public Overage Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,401,633; sole dispositive power 0; shared dispositive power 2,401,633; aggregate amount beneficially owned 2,401,633 (4.4% of the class)
  Comment: The reported securities represent shares of Common Stock issuable upon exercise of pre-funded warrants to acquire an equal number of shares of Common Stock. See item 4(a).
  
  The percentage listed in row 11 is calculated based on the sum of (i) 51,782,273 shares of the Issuer's Common Stock outstanding as of May 5, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 8, 2025, and (ii) the shares of Common Stock issuable upon exercise of pre-funded warrants to acquire an equal number of shares of Common Stock.
- FHMLSP Overage, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,401,633; sole dispositive power 0; shared dispositive power 2,401,633; aggregate amount beneficially owned 2,401,633 (4.4% of the class)
  Comment: The reported securities represent shares of Common Stock issuable upon exercise of pre-funded warrants to acquire an equal number of shares of Common Stock. See item 4(a).
  
  The percentage listed in row 11 is calculated based on the sum of (i) 51,782,273 shares of the Issuer's Common Stock outstanding as of May 5, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 8, 2025, and (ii) the shares of Common Stock issuable upon exercise of pre-funded warrants to acquire an equal number of shares of Common Stock.
- FHMLSP Overage, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,401,633; sole dispositive power 0; shared dispositive power 2,401,633; aggregate amount beneficially owned 2,401,633 (4.4% of the class)
  Comment: The reported securities represent shares of Common Stock issuable upon exercise of pre-funded warrants to acquire an equal number of shares of Common Stock. See item 4(a).
  
  The percentage listed in row 11 is calculated based on the sum of (i) 51,782,273 shares of the Issuer's Common Stock outstanding as of May 5, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 8, 2025, and (ii) the shares of Common Stock issuable upon exercise of pre-funded warrants to acquire an equal number of shares of Common Stock.
- Frazier Life Sciences X, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 336,042; sole dispositive power 0; shared dispositive power 336,042; aggregate amount beneficially owned 336,042 (0.6% of the class)
  Comment: The reported securities represent shares of Common Stock issuable upon exercise of pre-funded warrants to acquire an equal number of shares of Common Stock. See item 4(a).
  
  Such percentage is calculated based the sum of (i) 51,782,273 shares of the Issuer's Common Stock outstanding as of May 5, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 8, 2025, and (ii) the shares of Common Stock issuable upon exercise of pre-funded warrants to acquire an equal number of shares of Common Stock.
- FHMLS X, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 336,042; sole dispositive power 0; shared dispositive power 336,042; aggregate amount beneficially owned 336,042 (0.6% of the class)
  Comment: The reported securities represent shares of Common Stock issuable upon exercise of pre-funded warrants to acquire an equal number of shares of Common Stock. See item 4(a).
  
  The percentage listed in row 11 is calculated based on the sum of (i) 51,782,273 shares of the Issuer's Common Stock outstanding as of May 5, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 8, 2025, and (ii) the shares of Common Stock issuable upon exercise of pre-funded warrants to acquire an equal number of shares of Common Stock.
- FHMLS X, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 336,042; sole dispositive power 0; shared dispositive power 336,042; aggregate amount beneficially owned 336,042 (0.6% of the class)
  Comment: The reported securities represent shares of Common Stock issuable upon exercise of pre-funded warrants to acquire an equal number of shares of Common Stock. See item 4(a).
  
  The percentage listed in row 11 is calculated based on the sum of (i) 51,782,273 shares of the Issuer's Common Stock outstanding as of May 5, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 8, 2025, and (ii) the shares of Common Stock issuable upon exercise of pre-funded warrants to acquire an equal number of shares of Common Stock.
- Frazier Life Sciences XI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 894,779; sole dispositive power 0; shared dispositive power 894,779; aggregate amount beneficially owned 894,779 (1.7% of the class)
  Comment: The reported securities represent shares of Common Stock issuable upon exercise of pre-funded warrants to acquire an equal number of shares of Common Stock. See item 4(a).
  
  The percentage listed in row 11 is calculated based on the sum of (i) 51,782,273 shares of the Issuer's Common Stock outstanding as of May 5, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 8, 2025, and (ii) the shares of Common Stock issuable upon exercise of pre-funded warrants to acquire an equal number of shares of Common Stock.
- FHMLS XI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 894,779; sole dispositive power 0; shared dispositive power 894,779; aggregate amount beneficially owned 894,779 (1.7% of the class)
  Comment: The reported securities represent shares of Common Stock issuable upon exercise of pre-funded warrants to acquire an equal number of shares of Common Stock. See item 4(a).
  
  The percentage listed in row 11 is calculated based on the sum of (i) 51,782,273 shares of the Issuer's Common Stock outstanding as of May 5, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 8, 2025, and (ii) the shares of Common Stock issuable upon exercise of pre-funded warrants to acquire an equal number of shares of Common Stock.
- FHMLS XI, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 894,779; sole dispositive power 0; shared dispositive power 894,779; aggregate amount beneficially owned 894,779 (1.7% of the class)
  Comment: The reported securities represent shares of Common Stock issuable upon exercise of pre-funded warrants to acquire an equal number of shares of Common Stock. See item 4(a).
  
  The percentage listed in row 11 is calculated based on the sum of (i) 51,782,273 shares of the Issuer's Common Stock outstanding as of May 5, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 8, 2025, and (ii) the shares of Common Stock issuable upon exercise of pre-funded warrants to acquire an equal number of shares of Common Stock.
- Frazier Life Sciences XII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,561,529; sole dispositive power 0; shared dispositive power 1,561,529; aggregate amount beneficially owned 1,561,529 (2.9% of the class)
  Comment: The reported securities represent shares of Common Stock issuable upon exercise of pre-funded warrants to acquire an equal number of shares of Common Stock. See item 4(a).
  
  The percentage listed in row 11 is calculated based on the sum of (i) 51,782,273 shares of the Issuer's Common Stock outstanding as of May 5, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 8, 2025, and (ii) the shares of Common Stock issuable upon exercise of pre-funded warrants to acquire an equal number of shares of Common Stock.
- FHMLS XII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,561,529; sole dispositive power 0; shared dispositive power 1,561,529; aggregate amount beneficially owned 1,561,529 (2.9% of the class)
  Comment: The reported securities represent shares of Common Stock issuable upon exercise of pre-funded warrants to acquire an equal number of shares of Common Stock. See item 4(a).
  
  The percentage listed in row 11 is calculated based on the sum of (i) 51,782,273 shares of the Issuer's Common Stock outstanding as of May 5, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 8, 2025, and (ii) the shares of Common Stock issuable upon exercise of pre-funded warrants to acquire an equal number of shares of Common Stock.
- FHMLS XII, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,561,529; sole dispositive power 0; shared dispositive power 1,561,529; aggregate amount beneficially owned 1,561,529 (2.9% of the class)
  Comment: The reported securities represent shares of Common Stock issuable upon exercise of pre-funded warrants to acquire an equal number of shares of Common Stock. See item 4(a).
  
  The percentage listed in row 11 is calculated based on the sum of (i) 51,782,273 shares of the Issuer's Common Stock outstanding as of May 5, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 8, 2025, and (ii) the shares of Common Stock issuable upon exercise of pre-funded warrants to acquire an equal number of shares of Common Stock.
- James N. Topper: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 336,042; sole dispositive power 0; shared dispositive power 336,042; aggregate amount beneficially owned 336,042 (0.6% of the class)
  Comment: The reported securities represent shares of Common Stock issuable upon exercise of pre-funded warrants to acquire an equal number of shares of Common Stock. See item 4(a).
  
  The percentage listed in row 11 is calculated based on the sum of (i) 51,782,273 shares of the Issuer's Common Stock outstanding as of May 5, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 8, 2025, and (ii) the shares of Common Stock issuable upon exercise of pre-funded warrants to acquire an equal number of shares of Common Stock.
- Patrick J. Heron: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 336,042; sole dispositive power 0; shared dispositive power 336,042; aggregate amount beneficially owned 336,042 (0.6% of the class)
  Comment: The reported securities represent shares of Common Stock issuable upon exercise of pre-funded warrants to acquire an equal number of shares of Common Stock. See item 4(a).
  
  The percentage listed in row 11 is calculated based on the sum of (i) 51,782,273 shares of the Issuer's Common Stock outstanding as of May 5, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 8, 2025, and (ii) the shares of Common Stock issuable upon exercise of pre-funded warrants to acquire an equal number of shares of Common Stock.
- Albert Cha: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- James Brush: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Daniel Estes: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Xilio Therapeutics, Inc.
Address of issuer's principal executive offices: 828 Winter Street, Suite 300, Waltham, MA, 02451.

## Item 2. Person Filing
Name of person filing:
The entities and persons filing this statement (collectively, the "Reporting Persons") are:

Frazier Life Sciences Public Fund, L.P. ("FLSPF")
FHMLSP, L.P. FHMLSP, L.L.C.
Frazier Life Sciences Public Overage Fund, L.P. ("FLSPOF")
FHMLSP Overage, L.P.
FHMLSP Overage, L.L.C.
Frazier Life Sciences X, L.P. ("FLS X")
FHMLS X, L.P.
FHMLS X, L.L.C.
Frazier Life Sciences XI, L.P. ("FLS XI")
FHMLS XI, L.P.
FHMLS XI, L.L.C.
Frazier Life Sciences XII, L.P. ("FLS XII")
FHMLS XII, L.P.
FHMLS XII, L.L.C.
James N. Topper ("Topper")
Patrick J. Heron ("Heron")
Albert Cha ("Cha")
James Brush ("Brush")
Daniel Estes ("Estes")
Address of principal business office or, if none, residence:
The address of the principal place of business for each of the Reporting Persons is:

c/o Frazier Life Sciences Management, L.P.
1001 Page Mill Rd, Building 4, Suite B
Palo Alto, CA 94304
Citizenship: The information contained in row 4 of each Reporting Person's cover page to this Schedule 13G is incorporated by reference.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information contained in row 9 of each Reporting Person's cover page to this Schedule 13G (including the footnotes thereto) is incorporated by reference.

FLSPF directly holds pre-funded warrants (the "Warrants") to acquire up to 8,141,117 shares of Common Stock. FHMLSP, L.P. is the general partner of FLSPF and the general partner of FHMLSP, L.P. is FHMLSP, L.L.C., which is managed by an investment committee of four that acts by majority vote. Accordingly, no members of such committee are attributed beneficial ownership of the securities directly held by FLSPF, and this Schedule 13G corrects any previous attribution to, and overstatement of beneficial ownership by, such members as reflected in any prior filings.

FLSPOF directly holds Warrants to acquire up to 2,401,633 shares of Common Stock. FHMLSP Overage, L.P. is the general partner of FLSPOF and the general partner of FHMLSP Overage, L.P. is FHMLSP Overage, L.L.C., which is managed by an investment committee of four that acts by majority vote. Accordingly, no members of such committee are attributed beneficial ownership of the securities directly held by FLSPOF, and this Schedule 13G corrects any previous attribution to, and overstatement of beneficial ownership by, such members as reflected in any prior filings.

FLS X directly holds Warrants to acquire up to 336,042 shares of Common Stock. FHMLS X, L.P. is the general partner of FLS X and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Heron and Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares of Common Stock held by FLS X.

FLS XI directly holds Warrants to acquire up to 894,779 shares of Common Stock. FHMLS XI, L.P. is the general partner of FLS XI and the general partner of FHMLS XI, L.P. is FHMLS XI, L.L.C., which is managed by an investment committee of three that acts by majority vote. Accordingly, no members of such committee are attributed beneficial ownership of the securities directly held by FLS XI, and this Schedule 13G corrects any previous attribution to, and overstatement of beneficial ownership by, such members as reflected in any prior filings.

FLS XII directly holds Warrants to acquire up to 1,561,529 shares of Common Stock. FHMLS XII, L.P. is the general partner of FLS XII and the general partner of FHMLS XII, L.P. is FHMLS XII, L.L.C., which is managed by an investment committee of three that acts by majority vote. Accordingly, no members of such committee are attributed beneficial ownership of the securities directly held by FLS IX, and this Schedule 13G corrects any previous attribution to, and overstatement of beneficial ownership by, such members as reflected in any prior filings.

The exercise of the Warrants reported in this Schedule 13G is subject to certain beneficial ownership limitations which cap, at 9.99%, the exercisability of Warrants directly held by FLSPF but do not implicate the exercisability of Warrants held by FLSPOF, FLS X, FLS XI or FLS XII because the direct Warrant holders are independently managed and not acting together, provided that, if they were determined to be acting together as a "group," all of the Warrant holders would be limited in their ability to exercise Warrants, to the extent that, upon giving effect to such exercise, the aggregate number of shares of Common Stock beneficially owned by the holder of such Warrant (together with its affiliates or any other persons acting as a group together with such holder) would exceed 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to such exercise.

Except as specifically stated herein, the filing of this Schedule 13G shall not be construed as an admission that any Reporting Person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13G or a member of a "group" with any other person.
Percent of class: The information contained in row 11 of each Reporting Person's cover page to this Schedule 13G (including the footnotes thereto) is incorporated by reference.
Sole power to vote or to direct the vote: The information contained in row 5 of each Reporting Person's cover page to this Schedule 13G (including the footnotes thereto) is incorporated by reference.
Shared power to vote or to direct the vote: The information contained in row 6 of each Reporting Person's cover page to this Schedule 13G (including the footnotes thereto) is incorporated by reference.
Sole power to dispose or to direct the disposition: The information contained in row 7 of each Reporting Person's cover page to this Schedule 13G (including the footnotes thereto) is incorporated by reference.
Shared power to dispose or to direct the disposition: The information contained in row 8 of each Reporting Person's cover page to this Schedule 13G (including the footnotes thereto) is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement, dated as of June 12, 2025, incorporated by reference into this Statement.

## Signatures
- Frazier Life Sciences Public Fund, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLSP, L.L.C., GP of FHMLSP, L.P., GP of Frazier Life Sciences Public Fund, L.P. (08/14/2025)
- FHMLSP, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLSP, L.L.C., GP of FHMLSP, L.P. (08/14/2025)
- FHMLSP, L.L.C.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLSP, L.L.C. (08/14/2025)
- Frazier Life Sciences Public Overage Fund, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLSP Overage, L.L.C., GP of FHMLSP Overage, L.P., GP of Frazier Life Sciences Public Overage Fund, L.P. (08/14/2025)
- FHMLSP Overage, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLSP Overage, L.L.C., GP of FHMLSP Overage, L.P. (08/14/2025)
- FHMLSP Overage, L.L.C.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLSP Overage, L.L.C. (08/14/2025)
- Frazier Life Sciences X, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS X, L.L.C., GP of FHMLS X, L.P., GP of Frazier Life Sciences X, L.P. (08/14/2025)
- FHMLS X, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS X, L.L.C., GP of FHMLS X, L.P. (08/14/2025)
- FHMLS X, L.L.C.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS X, L.L.C. (08/14/2025)
- Frazier Life Sciences XI, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS XI, L.L.C., GP of FHMLS XI, L.P., GP of Frazier Life Sciences XI, L.P. (08/14/2025)
- FHMLS XI, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS XI, L.L.C., GP of FHMLS XI, L.P. (08/14/2025)
- FHMLS XI, L.L.C.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS XI, L.L.C. (08/14/2025)
- Frazier Life Sciences XII, L.P.: /s/ Gordon Empey, By Gordon Empey, General Counsel of FHMLS XII, L.L.C., GP of FHMLS XII, L.P., GP of Frazier Life Sciences XII, L.P. (08/14/2025)
- FHMLS XII, L.P.: /s/ Gordon Empey, By Gordon Empey, General Counsel of FHMLS XII, L.L.C., GP of FHMLS XII, L.P. (08/14/2025)
- FHMLS XII, L.L.C.: /s/ Gordon Empey, By Gordon Empey, General Counsel of FHMLS XII, L.L.C. (08/14/2025)
- James N. Topper: /s/ Steve R. Bailey, By Steve R. Bailey, Attorney-in-Fact for James N. Topper, pursuant to a Power of Attorney, a copy of which was filed with the SEC on July 31, 2017 (08/14/2025)
- Patrick J. Heron: /s/ Steve R. Bailey, By Steve R. Bailey, Attorney-in-Fact for Patrick J. Heron, pursuant to a Power of Attorney, a copy of which was filed with the SEC on July 31, 2017 (08/14/2025)
- Albert Cha: /s/ Steve R. Bailey, By Steve R. Bailey, Attorney-in-Fact for Albert Cha, pursuant to a Power of Attorney, a copy of which was filed with the SEC on August 16, 2021 (08/14/2025)
- James Brush: /s/ Steve R. Bailey, By Steve R. Bailey, Attorney-in-Fact for James Brush, pursuant to a Power of Attorney, a copy of which was filed with the SEC on August 16, 2021 (08/14/2025)
- Daniel Estes: /s/ Steve R. Bailey, By Steve R. Bailey, Attorney-in-Fact for Daniel Estes, pursuant to a Power of Attorney, a copy of which was filed with the SEC on April 18, 2022 (08/14/2025)